AGREEMENT AND GENERAL RELEASE OF CLAIMS

This Agreement and General Release of Claims (the "Agreement") is made this 27th day of November, 2006 between Pepco Holdings Inc., including, unless the context clearly otherwise requires, its subsidiaries and affiliates (together, "PHI" or the "Company") and William J. Sim ("Mr. Sim").

WHEREAS, Mr. Sim entered into an Employment Agreement with the Company as of August 1, 2002 for a three year period, which Employment Agreement was automatically extended for an additional three year period (the "Employment Agreement");

WHEREAS, the parties have agreed that if Mr. Sim were to terminate his employment from the Company, such termination shall constitute a termination other than for Cause under the Employment Agreement;

NOW, THEREFORE, in consideration of the mutual promises set forth below, and intending to be legally bound, the parties hereto agree as follows:

1.   Mr. Sim shall terminate his employment with the Company on December 31, 2006 and retire under the terms of the tax-qualified retirement plan generally applicable to Pepco heritage employees, effective January 1, 2007. It is understood that this is an amicable separation, and any oral or written communications made by Mr. Sim and PHI shall be consistent with an amicable separation. During the period between the date of this Agreement and the termination of Mr. Sim's employment, the Company shall continue to employ Mr. Sim under the following terms and conditions:

> a.   Mr. Sim shall remain an officer of Pepco Holdings, Inc.;

> b.   The Company shall not reduce Mr. Sim' annual salary, incentives, and benefits prior to his retirement;

> c.   For his part, Mr. Sim agrees to devote substantially all his time and attention to the matters for which he is suited by training and experience reasonably assigned to him by Thomas S. Shaw, PHI Executive Vice President or other such executive as designated by the PHI Chief Executive Officer; and

d.   Mr. Sim shall also assist and support the Company in transferring his responsibilities to one or more Company employees as designated by the Company.

2.   Provided that upon his termination from employment with PHI as agreed herein, Mr. Sim immediately executes the General Release of Claims substantially in the form attached hereto as Attachment A, without revocation, the Company shall provide to Mr. Sim the following:

a.   Mr. Sim shall receive the benefits to which he would have been entitled under Sections 5 (a) and 5 (b) of the Employment Agreement if his termination of employment were other than for Cause under the Employment Agreement. Such payments provided for herein shall be made to Mr. Sim on January 31, 2007;

b.   Mr. Sim shall also be provided the following benefits:

1)   For the 2006 taxable year, Mr. Sim shall be provided the services of a tax preparer under the same terms and conditions as similarly situated executives who remain in active employment with the Company;

2)   The Company shall transfer ownership to Mr. Sim of the Company vehicle he is currently assigned and Mr. Sim agrees to pay any applicable tax on such transfer;

c.   In addition to the payments and other benefits described herein, upon his termination, Mr. Sim shall receive any other benefits to which he is entitled under any other applicable welfare, savings, and deferred compensation plans, including benefits under the Retiree Medical Plan and the long-term and annual incentive plans, and under any other plan in which he currently participates, as would be available to any similarly situated terminated and retired Company executives, all in accordance with the terms of the plans.

3.   It is understood that the payments and benefits specifically referred to in this Agreement are in lieu of and replace any other payments or other benefits otherwise payable to Mr. Sim under any severance program for which Mr. Sim may have been eligible, including any additional payments under the Employment Agreement and such Employment Agreement is superseded and will have no further force and effect, except that Section 5 (d) of Mr. Sim's Employment Agreement shall apply to the provisions of this Agreement relating to payments and benefits due to Mr. Sim and for that purpose is incorporated herein.

4.   Mr. Sim, on behalf of himself and his heirs, agents, attorneys, and assigns, hereby releases and discharges forever all claims and causes of action that have arisen or might have arisen at any time up to and including the date of this Agreement (whether known or unknown, accrued or contingent, liquidated or unliquidated) that he now has or may have against the Company, and any or all of its current or former subsidiaries and/or affiliated entities, and their officers, directors, employees, representatives, agents, attorneys, successors and assigns, including, without any limitation on the general nature of the foregoing release, any claims relating to his employment with the Company; any claims arising under any federal, state, District of Columbia, or local law relating to discrimination on account of race, color, religion, sex, national origin, age, disability, marital status, or other illegal basis; any claims for attorneys' fees; and any claims relating to his employment with or retirement from the Company. Mr. Sim agrees not to sue, or otherwise institute or cause to be instituted or in any way voluntarily participate in or assist in the prosecution of (whether as an individual or class representative) any complaints or charges against any persons or entities released herein in any federal, state, District of Columbia, local, or other court administrative agency or other forum concerning any claims released herein, and Mr. Sim specifically represents that no such complaints or charges by his are pending. Mr. Sim warrants that this is a general release and warrants that there has been no assignment or transfer of any claims covered hereby.

5.   With respect to the general release in Paragraph 4 hereof, Mr. Sim agrees and understands that he is specifically releasing all claims under the Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621 et seq. He further understands that he has at least twenty-one (21) days to consider the release of such claims; that if he signs this Agreement, he may revoke it within seven (7) days after signing; and that this Agreement shall not be enforceable until the seven-day revocation period has expired without revocation. He expressly agrees that, if he revokes this release during the revocation period and has received any benefits during the revocation period, all such benefits will be rescinded and, to the extent practicable, will be returnable to the Company. Revocation can be made by delivering a written notice of revocation to Thomas S. Shaw, Executive Vice President, Pepco Holdings, Inc., 701 Ninth Street, N.W., Washington, D.C. 20068. For such revocation to be effective, notice must be received no later than 5:00 p.m. on the seventh calendar day after Mr. Sim signs this Agreement. If Mr. Sim revokes the Agreement as set forth herein, Mr. Sim acknowledges that his employment shall terminate and he shall not be reinstated.

6.   Mr. Sim recognizes that PHI must maintain continued harmonious relationships with the public and the business community. Mr. Sim therefore agrees not to malign or otherwise make statements critical of PHI, its successors, subsidiaries or affiliates, or their officers, directors, agents and employees, to any person or entity.

Mr. Sim specifically agrees not to state or suggest to any person or entity that PHI, its successors, subsidiaries or affiliates, or their officers, directors, agents or employees, have not treated him in a fair and equitable manner.

7.   Except as otherwise provided herein, Mr. Sim will return any PHI property and documents in his possession or control to PHI on or before his retirement date. Following his retirement, Mr. Sim will not disclose to others any confidential or proprietary information he received during his employment concerning PHI.

8.   By making this Agreement, PHI does not admit any liability to Mr. Sim.

9.   This is the whole Agreement between Mr. Sim and the Company. Mr. Sim and the Company acknowledge that they are not relying on any promises or oral or written statements or representations other than those in this Agreement.

10.   Mr. Sim agrees to keep the terms, amount and fact of this Agreement completely confidential, and that he will not disclose any information concerning this Agreement, other than the fact that he has voluntarily retired from his employment with the Company, to anyone other than his immediate family, tax and/or other financial advisors and his lawyer(s), who will be bound by the confidentiality clause, or as may be required by law or as agreed to by the parties.

11.   Mr. Sim agrees that PHI's obligation to make any payments to him pursuant to this Agreement is contingent upon Mr. Sim fulfilling his obligations under this Agreement. The parties agree that any breach of the terms of this Agreement shall entitle the aggrieved party to sue thereon in any court of competent jurisdiction and upon proof of such breach to recover payments made herein, other monetary damages, attorneys' fees and costs. The parties agree that neither the waiver by any party of a breach of or a default under any of the provisions of the Agreement, nor the failure of any party, on one or more occasions, to enforce any of the provisions of the Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any provisions, rights or privileges hereunder.

12.   Mr. Sim affirms that he has read this Agreement in its entirety, has had a full and fair opportunity to consider and understand its terms, and has been advised to consult with counsel of his choice at his expense. Mr. Sim further acknowledges that he has, of his own free will, agreed to the terms hereof.

13.   This Agreement may not be changed after its execution unless the changes are made in writing and signed by both parties.

14.   This Agreement shall be binding upon the parties and any successors thereto.

15.   This Agreement shall be governed by and construed in accordance with the laws of the District of Columbia.

/s/ W. J. SIM
William J. Sim

/s/ D. R. WRAASE
Dennis R. Wraase
Chairman of the Board, President and
Chief Executive Officer
Pepco Holdings, Inc.

Date: 11/27/06

Date: 11/28/06

ELECTION TO EXECUTE PRIOR TO EXPIRATION OF TWENTY-ONE DAY CONSIDERATION PERIOD

I, William J. Sim, understand that I have at least twenty-one (21) days within which to consider and execute the foregoing Separation Agreement and General Release of Claims. However, after having an opportunity to consult counsel, I have freely and voluntarily elected to execute the Agreement before the twenty-one (21) day period has expired.

11/27/06
Date

/s/ W. J. SIM
William J. Sim

RELEASE OF CLAIMS

I, William J. Sim, in consideration of the mutual promises set forth in that certain Separation Agreement and General Release of Claims (the "Agreement") executed by me and Pepco Holdings Inc. ("PHI" or the "Company") on December 29, 2006, including the payments and benefits set forth in Paragraph 2, thereof, and intending to be legally bound, hereby agree as follows:

I, on behalf of myself and my heirs, agents, attorneys, and assigns hereby release and discharge forever all claims and causes of action that have arisen or might have arisen at any time up to and including the date of this Release of Claims (whether known or unknown, accrued or contingent, liquidated or unliquidated) that I now have or may have against the Company, and any or all of its successors, current or former subsidiaries and/or affiliated entities and their officers, directors, employees, representatives, agents, attorneys, successors and assigns, including, without any limitation on the general nature of the foregoing release, any claims relating to my employment with the Company or any of its subsidiaries or successors; any claims arising under any federal, state, District of Columbia, or local law relating to discrimination on account of race, color, religion, sex, national origin, age, disability, marital status, or other illegal basis; any claims for attorneys' fees; and any claims relating to my employment with or retirement from the Company. I agree not to sue, or otherwise institute or cause to be instituted or in any way voluntarily participate in or assist in the prosecution of (whether as an individual or class representative) any complaints or charges against any persons or entities released herein in any federal, state, District of Columbia, local, or other court administrative agency or other forum concerning any claims released herein, and I specifically represent that no such complaints or charges by me are pending. I warrant that this is a general release and warrant that there has been no assignment or transfer of any claims covered hereby.

With respect to the general release herein, I agree and understand that I am specifically releasing all claims under the Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621 et seq. I further understand that I have at least twenty-one (21) days to consider the release of such claims; that if I sign this Agreement, I may revoke it within seven (7) days after signing; and that this Agreement shall not be enforceable until the seven-day revocation period has expired without revocation. I expressly agree that, if I revoke this release during the revocation period and have received any benefits during the revocation period, all such benefits will be rescinded and, to the extent practicable, will be returnable to Pepco Holdings, Inc., or its successor. Revocation can be made by delivering a written notice of revocation to Thomas S. Shaw, Executive Vice President,

Pepco Holdings, Inc., 701 Ninth Street, N.W., Washington, D.C. 20068. For such revocation to be effective, notice must be received no later than 5:00 p.m. on the seventh calendar day after I sign this Agreement. If I revoke the Agreement as set forth herein, I acknowledge that my employment shall be terminated and shall not be reinstated.

        I affirm that I have read this Agreement in its entirety, have had a full and fair opportunity to consider and understand its terms, and have been advised to consult with counsel of my choice at my expense. I further acknowledge that I have, of my own free will, agreed to the terms hereof.

    12/29/06   /s/ W. J. SIM
      Date   William J. Sim

ELECTION TO EXECUTE PRIOR TO EXPIRATION OF TWENTY-ONE DAY CONSIDERATION PERIOD

        I, William J. Sim, understand that I have at least twenty-one (21) days within which to consider and execute the foregoing Release of Claims. However, after having an opportunity to consult counsel, I have freely and voluntarily elected to execute the Release before the twenty-one (21) day period has expired.

    12/29/06   /s/ W. J. SIM
      Date   William J. Sim